Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)

 Selected quarterly information for the years ended December 31, 2011 and 2010 is as follows (in thousands, except per share amounts):

	Quarter Ended
2011	December 31	September 30	June 30	March 31
Rental and related revenue	$193,464	$185,944	$181,331	$191,739
General contractor and service fee revenue	112,178	127,708	135,363	146,547
Net income (loss) attributable to common shareholders	$44,965	$(32,076)	$(29,042)	$47,569
Basic income (loss) per common share	$0.17	$(0.13)	$(0.12)	$0.19
Diluted income (loss) per common share	$0.17	$(0.13)	$(0.12)	$0.19
Weighted average common shares	252,922	252,802	252,640	252,406
Weighted average common shares and potential dilutive securities	259,872	252,802	252,640	258,837

2010	December 31	September 30	June 30	March 31
Rental and related revenue	$179,841	$180,961	$156,411	$161,582
General contractor and service fee revenue	100,971	132,351	168,398	113,641
Net income (loss) attributable to common shareholders	$9,552	$34,064	$(42,391)	$(15,264)
Basic income (loss) per common share	$0.04	$0.13	$(0.19)	$(0.07)
Diluted income (loss) per common share	$0.04	$0.13	$(0.19)	$(0.07)
Weighted average common shares	252,130	251,866	227,082	224,153
Weighted average common shares and potential dilutive securities	257,420	257,383	227,082	224,153